immersed

Powering the future of work

Investor Presentation



How we work has changed <u>forever</u>.

Advancements in technology and society as a whole are **redefining how we work**.



Industrial
Revolution

Information
Revolution

Digital
Revolution

Today

1800s

1970s

Factories

Cubicles

Work Remotely

#theriseofremotework



Remote working is the future...

10x

increase in remote working

2018

2019

2020 (COVID-19)



...and it's already creating happier workers.

"Remote working opportunities **play a major role** in an employee's decision to take or leave a job now."
- Gallup Study

96%

Happier Workers

96% of remote workers would recommend it to their friends.

25%

Less Turnover

25% less employee turnover when companies allow remote work.

82%

Less Stress

Remote workers have lower stress levels, creating a happier workforce.



PROBLEM

But remote teams have two bad options for collaboration.

OPTION 1 - REMOTE WORKAROUNDS









Skype + Email + Slack

Fragmented Productivity Tools

Miscommunication via chat and connectivity issues via video conferencing, reducing effectiveness.

OR

OPTION 2 - MEET IN PERSON

Fly + Drive + Co-Work

Time and Money Wasted

Days spent in airports and hours spent in traffic, only to be distracted in publicly-shared spaces.



Imagine if remote teams could work together in a <u>virtual workplace</u>, easily and effectively from anywhere.



Immersed is THE productivity platform to power the future of work.

Bringing distributed teams together and solo workers into a distraction-free virtual workplace.



Distraction Free

SOLO

Multiple Screens

Portable

immersed

Tele-presence

TEAM

Multi-screen Sharing

White-boarding Virtually

Work solo in VR to dramatically increase productivity.



**Deep Work for
Longer Periods**



**Notifies Team
Once Available Again**



48%

Increase in productivity when using an additional display.

16hrs

Work **hours recovered weekly** by eliminating distractions.

Virtual working environment
Change your virtual workspace to distraction-free surroundings in seconds.

Portable Virtual Screens
No need to be locked into your docking station at the office for multiple screens.

SOLUTION

Or collaborate with your team in VR, no matter where you are.

A **portable, virtual workplace** that runs off just your laptop and headset.

1
2
3
immersed
1
2
3

Teleport into the office

Whiteboard or share all of your virtual screens with your remote team in real-time.

TEAM

Created by some of the world's top engineers.

Our team has developed tech for autonomous drones, virtual world simulations, and architected/scaled platforms to 20M daily users.








Renji
CEO & CTO

Techstars graduate, lead architect of several Fortune 500 and startup software development companies, and has a Master's in Computer Vision from Georgia Tech.

Joe
VR & Web Development

Techstars graduate, top coding bootcamp engineer, and graduated from one of the world's most prestigious VR development programs.

Tatsuya
Mac & Linux Development

Lead developer for kernel-level architecture and optimization at a Y Combinator startup, and created the world's fastest multi-monitor streaming tech for mobile platforms.

Pablo
Computer Vision/ML

Built cutting-edge hand pose-estimation tech, and graduated from one of the world's most competitive online Computer Vision programs.

Anthony
VR Development

Creative Technologist at Google, Rapid Prototyping & Optimization at world-renown Ad Agencies, and Founding Member of the Board for a gaming non-profit.

Scott
PC Development

Windows developer since 1988, one of the top experts in C/C++/C# in the world, has led innovative technical teams at Hewlett-Packard, and has started his own startup.










It's a massive opportunity that's growing daily.

"We want to get **a billion people** in virtual reality."
- Mark Zuckerberg

$34B

$59B

TODAY

Enterprise businesses spend $34 billion on collaboration solutions today.

2023

Enterprise collaboration spending is projected to grow 11.6% CAGR to reach **$59 billion** by 2023.



Source: marketsandmarkets

Why Now?

The opportunity exists today to build and become *the platform* for the future of work.







Demand Rising

Especially after the COVID-19 pandemic, remote work is taking off, but there is no go-to solution to make it more productive for distributed teams.

VR is Ready

Falling hardware prices, like the $150 Oculus Go, make high-quality VR headsets affordable for the first time in history.

No Tech Barriers

Computer vision tech enables hand-tracking, removing barriers to adoption for every day people.



TRACTION

Our users love and use Immersed regularly.

35hrs

Weekly Avg. Power User Usage

"Immersed has changed my computing workflow forever. As a full-time remote worker, it's been the most significant upgrade to my process. **The increase in productivity cannot be overstated.**"

- Vermeer Grange (Immersed user)



$20k

revenue (pre-store launch)

Including decision makers on teams from:

     

     



Revenue Model

Free	$14.99 per month	$29.99 per user per month
Desktop Free for basic features to onboard users.	**Elite** Desktop + advanced productivity tools for individuals & small teams.	**Teams** Enterprise-grade collaboration tools and virtual offices for large teams.



More info at immersedVR.com/pricing .

Raising $1M to build out the platform to power the future of work.

Funding round to polish consumer + enterprise features, scale acquisition, and expand.

TODAY

2020
$1M Round

Facebook Partnership
(launching this Summer)

2021
Series A

Consumer Revenue

Scale

Enterprise Revenue

Polish VR app

Scale up inbound user-acquisition

Build requested Enterprise features

On-board waitlisted Enterprise customers

Expand within currently existing teams

Investors

techstars®

Sovereign's
CAPITAL



Immersed will be *the platform* that brings distributed teams together in the remote working economy.



immersed

Powering the future of work

For more information about this investment opportunity please contact:

Renji Bijoy
CEO & CTO
renji@immersedvr.com

